April 26, 2005

Thomas A. Jones, Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:     IsoRay, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed March 24, 2006
File No. 333-129646

Dear Mr. Jones:

This letter has been prepared in response to your request for IsoRay, Inc. (“IsoRay” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your April 20, 2006 letter to me (the “Comment Letter”) concerning the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”).

Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which Amended Registration Statement incorporates, as appropriate, the responses of the Company contained herein. Please refer to our correspondence dated April 20, 2006 in which we acknowledge removing the warrants and related underlying common stock issued between November 2005 and February 2006 from this registration altogether. This Amended Registration Statement has been revised accordingly.

Fee Table

COMMENT 1:
We note that registered warrants have varying expiration dates from October 2007 to February 2008. Please distinguish the various warrant classes by separate line items delineating the number of warrants and respective expiration dates for each class in the fee table.

RESPONSE:	As we are no longer registering the warrants we believe this is unnecessary.

Cover Page

COMMENT 2:	Please revise to clearly present the information currently appearing in the first sentence. The current language is lengthy and complex.

RESPONSE:	We have revised the first sentence on the cover page to improve its readability.

COMMENT 3:
The disclosure on the cover page about the various shares issuable upon conversion or exercise conflicts with the 594,651 shares on page 62. Also, the disclosure about warrants to acquire your preferred stock conflicts with the disclosure on page 65 about warrants entitling the holder to purchase common stock. Please advise or revise.

RESPONSE:
With the removal of the warrants from the Amended Registration Statement, the disclosure on the cover page does not conflict with the shares shown in the selling shareholder table. The prior conflict was due to counting the warrants separately from the other shares being registered that were issuable upon conversion or exercise of the various derivative securities. The difference in disclosure between the warrants to acquire preferred stock and the warrants to acquire common stock results from the warrants to acquire preferred stock being included with the shares of preferred stock rather than with the warrants to acquire common stock.

COMMENT 4:
Please disclose the warrants are redeemable and briefly explain the redemption terms. Also, disclose the number and expiration dates of the warrants. In addition, the disclosure on the cover page about the exercise price range of the warrants conflicts with page 65. Please revise.

RESPONSE:
None of the warrants included in this registration statement are redeemable. We have disclosed the number and the expiration dates of the various warrants in the selling shareholder table. The exercise price range given on the cover page has been revised to reflect just the warrants remaining in the registration statement.

COMMENT 5:	Please disclose the expiration date of the options. Also, expand the appropriate section to discuss the material terms of the options.

RESPONSE:	We have disclosed the range of expiration dates for the options on the cover page. We have also included a discussion of the material terms of the options on page 65.

Our Corporate History, page 1

COMMENT 6:
Please refer to prior comment 1. Please clarify the third paragraph. For example, does management expect the auditors to continue issuing going concern opinions? In addition, please clarify the relationship between losses and the need for additional financing.

RESPONSE:	We have revised this paragraph on page 2 to provide further details on management's expectations for going concern opinions and additional financing.

Certain Defined Terms, page 2

COMMENT 7:	Please refer to prior comment 2 and your response. Please explain all technical terms referred to in the prior comment when you first refer to such terms.

RESPONSE:	We have provided additional details on certain technical terms on page 1. We believe the defined terms adequately explain the remaining technical terms in the document.

We will need to raise additional capital, page 7

COMMENT 8:
Please tell us whether the reference to $18 million includes the $6.2 million on page II-2. Also, tell us the status of the $6.2 million transaction and whether funding must be received by a certain date. We may have further comment.

RESPONSE:
The $18 million in financing referred to on page 5 does not include the $6.2 million referenced on page II-2. As for the $6.2 million transaction itself, IsoRay intends to request the return of its shares shortly as no funding has been received. Upon return of the shares, neither IsoRay nor Mercatus will have any further obligations under the agreements related to this financing.

Sales and Marketing Experience, Page 8

COMMENT 9:	Please provide us with support for the reference to the reimbursement specialist. Also, expand the appropriate section to discuss the material terms of the agreement with the party.

RESPONSE:	Our reimbursement specialist is The Pinnacle Health Group, and we have discussed the material terms of our informal agreement with it on page 6.

We are subject to the risk that certain third parties may mishandle our product, page 8

COMMENT 10:	Please expand the appropriate section to discuss the material terms of the agreement with ACM. Also, file the agreement as an exhibit.

RESPONSE:	We have discussed the material terms of our agreement with ACM on page 32, and have filed the agreement as Exhibit 10.28.

We heavily rely on a limited number of suppliers, page 9

COMMENT 11:
Please refer to prior comment 7. The disclosure about no formal written agreements with the two suppliers appears to conflict with the first bullet on page 34 about agreements in place with two suppliers. Please advise or revise. Also, expand the appropriate section to discuss the material terms of the exclusive agreement with the Institute of Nuclear Materials, such as the unit price and the term of the agreement.

RESPONSE:
We have no formal written agreements with the suppliers referenced in the risk factor on page 7. However, we do have agreements in place with the two suppliers of irradiated Ba-131 described on page 30. Both of these agreements have been filed as exhibits to the registration statement. We have also provided a discussion of the material terms of the agreements with the Institute of Nuclear Materials on page 30.

Our business involves environmental risks, page 12

COMMENT 12:	Please refer to prior comment 9. Please expand the appropriate section to discuss, if material, the agreement with Battelle.

RESPONSE:
IsoRay is no longer conducting any significant operations at Battelle's facility and expects this to continue. IsoRay's remaining obligations to Battelle consist of payment of $75,000 of cleanup costs, which has been disclosed on page 10.

Results of Operations, page 16

COMMENT 13:	The references on page 17 to $5,000, $12,000 and $60,000 are not consistent with the amounts on page F-5. Please revise.

RESPONSE:	These amounts have been revised on page 14 to conform to the correct amounts on page F-4.

Liquidity and Capital Resources, page 19

COMMENT 14:	Please refer to prior comment 16. Please expand the exhibit index to include the agreements.

RESPONSE:	The indicated agreements are included in the exhibit index.

COMMENT 15:	Please refer to prior comment 17. Please expand the first full paragraph on page 20 to discuss the material terms of the waiver. Also, file the waiver as an exhibit.

RESPONSE:	We have disclosed the material terms of the waiver on page 17, and have filed the waiver as Exhibit 10.27.

COMMENT 16:	Please refer to prior comment 18. Please disclose that the debenture conversion price was changed from $3.50 to 4.15 as a result of the merger.

RESPONSE:	We have disclosed the change in the debenture conversion price on page 17.

COMMENT 17:	Please refer to prior comment 20. Please describe expected application(s) of the capital expenditure estimate of $70,000 per month.

RESPONSE:	We have disclosed the expected applications of the capital expenditure estimate on page 16.

Clinical Results, Page 28

COMMENT 18:	Please refer to prior comment 23. Please disclose that you have not obtained consent to cite the studies.

RESPONSE:	We have disclosed that we have not obtained consent to cite the referenced studies on page 24.
Marketing Strategy, page 37

COMMENT 19:	Please update the disclosure in this section and throughout the prospectus to the extent appropriate. For example, we note the reference on page 38 to “during the remainder of 2005.”

RESPONSE:	We have updated the disclosures on page 34 and throughout the prospectus as necessary.

Proprietary Rights, page 40

COMMENT 20:
Please tell us why you deleted the disclosure about the agreement with Mr. Lawrence. Also, tell us why you deleted the seasonality disclosure about December sales on page 42 and the disclosure about preferred stock on page 51.

RESPONSE:
Mr. Lawrence’s contract has been extensively reviewed by IP counsel for IsoRay and it has now been determined that there is no intellectual property “know how” or patents owed by Mr. Lawrence or his successors which has been or will be licensed by IsoRay and so no royalty will be paid or is due under this Agreement. This understanding has now been clarified on page 36 of the filing and was previously included on page 50.

It has not been determined by management that seasonality is not present for this product and so this was deleted.

A description of the preferred stock is contained on page 64.

Other Information, page 40

COMMENT 21:
Please refer to prior comment 28. Please provide the disclosure required by Item 101(b)(6) of Regulation S-B. Also, clarify the first sentence of this section to clarify whether such customers represent ten percent or more of your revenues since inception, for the most recent fiscal year or for the six months ended December 31, 2005. In addition, revise the MD&A to explain material changes in revenues related to the change of customers.

RESPONSE:
We have expanded the disclosure of significant customers on pages 35-36 to provide the requested information. In the MD&A, we have provided disclosure of the impact of our temporary loss of Chicago Prostate Cancer Center as a customer on page 15.

Description of Property, page 44

COMMENT 22:	Please refer to prior comment 32. Please provide greater detail regarding your manufacturing equipment. In this regard we note $1.6 million of fixed assets as of December 31, 2005.

RESPONSE:	We have provided greater detail on our manufacturing equipment on page 40.

Directors, Executive Officers, page 44

IsoRay’s two new directors, Dwight Babcock and Al Smith, have now been included in the disclosure.

COMMENT 23:
Please refer to prior comment 34. Please expand to disclose the size and scope of operations of the two organizations named during the time period required by Item 401(a)(4) of Regulation S-B. For example, number of employees and customers, and annual revenues would be general indicators of size and scope of operation.

RESPONSE:	We have provided expanded disclosure of these two organizations on page 41.

COMMENT 24:	Please expand the disclosure on pages 47 and 48 about Mr. Egorov and Ms. Mayfield to include dates of employment during the past five years.

RESPONSE:	We have expanded the biographical disclosures on pages 43-44 to provide the requested information.

Executive Compensation, page 48

COMMENT 25:	Please refer to prior comment 39 and your response. Please provide the outstanding year-end option information required by Item 402(d) of Regulation S-B or tell us why disclosure is not necessary.

RESPONSE:	We have provided the table required by Item 402(d) of Regulation S-B on page 45, however, as indicated in the table, no options of IsoRay, Inc. were held at year end.

Equity Compensation Plans, Page 49

COMMENT 26:	Please describe the material provisions of the plans such as basis for exercise pricing, vesting and expiration. Describe any material limitations on grants.

RESPONSE:	We have provided the material provisions of the plans on page 46.

COMMENT 27:
Please refer to prior comment 40. If material to understanding options currently outstanding and currently available option plans, discuss IsoRay Medical, Inc. option plans. For example, were options issued under the IsoRay Medical, Inc. plans transferred to the new plans? Were option terms changed?

RESPONSE:	We have provided disclosure of how the IsoRay Medical, Inc. options were converted into IsoRay, Inc. options as part of the merger on page 46.

COMMENT 28:	Please refer to prior comment 41. Please update the disclosure.

RESPONSE:	The Board decided at its April 4th meeting to not establish performance goals for the CEO but to make his raise and bonus discretionary and this decision is now reflected on page 46 of the filing.
Selling Shareholders, page 54

COMMENT 29:
Please refer to prior comment 45. Please provide us with a table that indicates the transactions by the selling shareholders discussed in response to prior comment 45. The table should also indicate how the transactions in Item 26 are consistent with the shares being sold by each selling shareholder to the extent applicable.

RESPONSE:	We have provided this information through footnotes to the selling shareholder table beginning on page 51.

COMMENT 30:
Please refer to prior comment 46 and your response. Please expand the disclosure to identify the natural person who beneficially owns or has voting control over the entities named, e.g. Intellegration LLP and Bavispe Limited Partnership.

RESPONSE:	We have provided this information in the selling shareholder table beginning on page 51.

COMMENT 31:
Please refer to prior comment 47. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter unless all of the securities being registered on behalf of that selling stockholder were received as underwriting compensation. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to represent in the prospectus that:

-	The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

-	at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise accordingly.

RESPONSE:
The selling shareholders who were broker-dealers and affiliates of broker-dealers did receive their shares as part of their compensation but not as “underwriting compensation”. They are therefore not underwriters and have held their shares in excess of one year and acknowledged in various placement agent agreements that they and their affiliates would hold the shares and not distribute them. We therefore think no change is necessary.

Description of Securities, page 64

COMMENT 32:
Please describe all of your obligations to issue securities. For example, we note the references on page 14 to units and convertible debentures. As another example, expand page 65 to quantify the number of warrants.

RESPONSE:	We have described all of our obligations to issue securities on page 63.

COMMENT 33:	Please refer to prior comment 48. Please expand the fourth bullet on page 65 to discuss in greater detail the “adjustment for certain corporate events,” such as the type of events.

RESPONSE:	We have provided greater detail on the "certain corporate events" on page 64.

COMMENT 34:
Please refer to prior comment 50. Please provide us with a legal analysis as to why Minnesota corporate law did not require a vote to approve the reverse stock split or the merger. Also, tell us whether events, such as the election of directors, have occurred since 1994 that would require a shareholder vote.

RESPONSE:
Minnesota Statute 302A.402 Subd. 2(a)(1) permits the Board to approve a reverse stock split where the rights and preferences of the shareholders are not adversely affected. The reverse stock split did not adversely affect the shareholders as their percentage ownership did not change. The reverse stock split provided the Company a sufficient number of shares to complete the merger. The Statute clearly permits the Board to act without shareholder approval. We are not aware of any events that have occurred from 1994 requiring shareholder approval and the directors elected in 1994 continued to serve beyond their one year terms until their respective resignations in July 2005 when the merger occurred. The new directors were appointed by the incumbent directors prior their resignations.

Warrants, page 65

COMMENT 35:
Please revise to describe in greater detail the dilutive events contemplated by the anti-dilution provisions and the means for implementation. For example, if you declare a stock split, what adjustments will be made?

RESPONSE:	We have provided further details on the warrants' anti-dilution provisions on page 64.

COMMENT 36:	Please revise to clarify whether the warrants include any price-protection features. For example, will you adjust warrants if you sell common stock at lower price than the warrant exercise price?

RESPONSE:	The warrants do not include any price-protection features.

COMMENT 37:
In the paragraph following the selling shareholder table on page 63 you refer to the registered warrants anti-dilution feature as “subject to adjustment at [the Board’s] sole discretion.” Please revise to clarify the nature and potential effect of this discretion on warrant holder rights.

RESPONSE:
As this discretion only applied to the warrants previously included in the registration statement, and not to any of the warrants presently included, we have not revised this disclosure but instead have deleted it.

IsoRay, Inc. Financial Statements, page F-1

General

COMMENT 38:
Please refer to our prior comment 53. We will be in a position to clear this comment once you have filed any revised periodic reports necessary based on our comments, including Form’s 8-K, Form 10-KSB and Form 10-QSB, and we have reviewed them.

RESPONSE:	We anticipate filing the amended reports within a short period of time following the filing of the Amended Registration Statement.

Statements of Operations and Comprehensive Loss, page F-5

COMMENT 39:
Please refer to our prior comment 54. As previously requested, please revise your financial statements to present the debt extinguishment gain as a component of income from continuing operations as required by SFAS Statement 145.

RESPONSE:	These financial statements have been revised to show the debt extinguishment gain on page F-4 as a component of income in 2004.

COMMENT 40:	We are not able to recalculate the $0.11 loss per share from continuing operations for the nine months ended June 30, 2005. Please revise or tell us why the amount is correct.

RESPONSE:	This amount has now been revised to a $0.01 loss per share from a $0.11 loss per share.

Note G - Related Party Transactions, page F-11

COMMENT 41:
Please refer to our prior comment 56. We see that you have restated your financial statements to reflect the contribution of services. Please tell us your consideration of the need to file a Item 4.02 of Form 8-K based on the pending restatements to the financial statements in your 2005 Form 10-KSB to correct the error discussed in your response to our prior comment.

RESPONSE:	We acknowledge that we will need to file a Form 8-K.

Note 1 - Organization and Summary of Significant Accounting Policies, page F-29

COMMENT 42:
Please revise to disclose how you accounted for the reverse merger (i.e. - as a recapitalization) and the basis for the current financial statements of the company. In this regard, tell us why the June 30, 2005 balance sheet herein does not agree with the same balance sheet amounts at page F-32. Revise the filing as necessary based on our concerns or tell us why no revisions are necessary.

RESPONSE:
The merger transaction described in Note 1 to the IsoRay Medical, Inc. (“Medical”) financial statements for the year ended June 30, 2005 refers to a transaction between Medical and the former IsoRay, Inc. and its subsidiary, IsoRay Products LLC. Because each of these entities was under common control, this transaction (which was effective October 1, 2004) was accounted for in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, Appendix D (specifically, paragraphs D11 through D18). We believe that this transaction is accurately described in Note 1 to the above-referenced financial statements.

The July 2005 merger transaction between Medical and Century Park Pictures Corporation (which concurrently changed its name to IsoRay, Inc.) is described in Note 17 to the above-referenced financial statements. This transaction, which is a separate transaction from the one described in the preceding paragraph, involving a different IsoRay, Inc., has been accounted for as a reverse merger (i.e., recapitalization).

Revenue Recognition, page F-30

COMMENT 43:
Your description of revenue recognition is vague. Please revise to enhance your discussion to confirm you recognize revenue in accordance with SAB 104. Also, revise to include a discussion of any allowances for returns, warranties and any other significant terms.

RESPONSE:
The Company sells products for radiation therapy treatment, consisting of brachytherapy seeds used in the treatment of cancer. Product sales are recorded at the time of shipment, which is when title and risk of loss pass to the customer. Prepayments, if any, received from customers prior to the time that products are shipped are recorded as deferred revenue. In these cases, when the related products are shipped, the amount recorded as deferred revenue is recognized as revenue. The Company's sales agreements do not provide for product returns or allowances.

In determining when to recognize revenue from the sale of its products, the Company applies the provisions of SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition.” SAB No. 104, which supersedes SAB No. 101, “Revenue Recognition in Financial Statements”, provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for the disclosure of revenue recognition policies. In general, the Company recognizes revenue related to product sales when (i) persuasive evidence of an arrangement exists, (ii) shipment has occurred, (iii) the fee is fixed or determinable, and (iv) collectibility is reasonably assured.

Earnings Per Share, page F-30

COMMENT 44:
We noted your discussion of 5,112,979 derivatives that are convertible. Please tell us more about these instruments, including why you consider them to be derivatives and whether you are accounting for these instruments in accordance with SFAS 133. Revise the filing as necessary based on our comment.

RESPONSE:	We have clarified that the instruments are options, warrants and shares of preferred stock.

Item 26. Recent Sales of Unregistered Securities

COMMENT 45:	The number of warrants in the first two bullets is not consistent with the number of warrants in the table on pages 54-62. Please advise.

RESPONSE:
The warrants from the first two bullets are no longer included in this registration statement. However, to respond to your question, the difference in the number of warrants was due to the conversion of debentures into units as described in the first bullet under "IsoRay Medical, Inc." on pages II-2 and 3.

Item 27. Exhibits

COMMENT 46:	Please revise to clarify that you have requested confidential treatment for Exhibit 10.26. Also, be advised that comments on the confidential treatment request will be issued in a separate letter.

RESPONSE:	We have revised the exhibit index as requested.
Item 28. Undertakings

COMMENT 47:	Please update this section to include the required undertakings as revised effective December 1, 2005.

RESPONSE:	We have not revised the undertakings because we believe they apply solely to a primary and not a secondary offering.

December 30, 2005 Form 10-QSB

Item 3. Controls and Procedures, page 14

COMMENT 48:
We note your disclosure that “…there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.” If you elect to retain this qualifying disclosure, please revise in future filings to also disclose, if true, that your system of internal control over financial reporting is designed so as to provide reasonable assurance that the objectives of the system will be met. For guidance, refer to Part II..F.4 of Release No. 33-8238.

RESPONSE:	We will respond to this comment upon filing our amended Form 10-QSB.

Should you have any questions concerning this Response Letter, please contact me at (509)375-1202.

Very truly yours,

                                                                    /s/ Roger E. Girard
        Roger E. Girard
Chief Executive Officer

cc:     Stephen Boatwright, Esq., Keller Rohrback, PLC
Mike DeCoria, CPA, DeCoria, Maichel & Teague, PS
Scott Hatfield, CPA, S.W. Hatfield, CPA